FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ/MF): 47.508.411/0001 -56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 13, 2009

DATE, TIME AND PLACE: Held on May 13, 2009, at 10:00 am, at the headquarters of Companhia Brasileira de Distribuição (“Company”), located at Avenida Brigadeiro Luiz Antônio, n.º 3.142, in the City and State of São Paulo.

PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

CALL AND ATTENDANCE: The call notice was waived, pursuant to Article 15, paragraph 2, of the Company’s Bylaws, given that all members of the Company's Board of Directors were in attendance.

AGENDA: (a) To change the designation of the Vice Presidents, excluding the specific areas and defining their new duties; (b) To elect Executive Officer Antonio Ramatis Fernandes Rodrigues as Executive Vice President, terminating the position of Commercial Officer; (c) To create the position of Chief Financial Officer, establishing its respective duties; (d) To ratify the composition of the Company’s Board of Executive Officers; and (e) To elect the new Executive Secretary of the Board of Directors and establish respective duties.

RESOLUTIONS: After the meeting was convened, Board Members examined the items in the Agenda and by unanimous vote resolved as follows:

(a) Pursuant to Article 20 and 21 of the Company’s Bylaws, to change the designations of Vice Presidents, excluding reference to specific areas and designating them as “Executive Vice Presidents". To establish the following duties for the Executive Vice Presidents, complementing those already assigned by the Bylaws: (i) to define and guide the implementation, together with the Chief Executive Officer, of the tactics and strategies of the Company in all its operating areas; (ii) to coordinate, manage, direct and oversee the Administrative, Financial, Commercial, Operating, Logistics and IT areas; and (iii) to coordinate and develop new businesses.

(b) To elect Mr. Antonio Ramatis Fernandes Rodrigues, Brazilian, married, engineer, Identity Card (RG) no. 8.589.254 -3 SS/SP, Individual Taxpayer’s ID (CPF/MF) no. 050.781.388 -03, resident and domiciled in the City and State of São Paulo, at Avenida Brigadeiro Luís Antonio, nº 3.172, as Executive Vice President, terminating the position of Commercial Officer.

(c) To create the position of Chief Financial Officer, establishing its duties, as follows: (i) to coordinate, manage, direct and oversee the administrative, legal, accounting, financial, tax and controllership areas; (ii) to manage the Company’s investments and represent it before financial institutions; and (iii) to prepare the annual budget and the budget for the next three fiscal years. The Board members determined that the position of Chief Financial Officer shall be provisionally held by Vice President Enéas César Pestana Neto, Brazilian, married, accountant, Identity Card (RG) no. 11.383.698 -3, Individual Taxpayer’s ID (CPF/MF) no. 023.327.978 -40, resident and domiciled in the City and State of São Paulo, with business address at Av. Brigadeiro Luis Antonio, nº 3.172, who shall accumulate the duties.

(d) In view of the aforementioned resolutions, to ratify the composition of the Company’s Board of Executive Officers, as follows: Chief Executive Officer: Claudio Eugênio Stiller Galeazzi; Executive Vice Presidents: Enéas César Pestana Neto, José Roberto Coimbra Tambasco, Hugo Antonio Jordão Bethlem and Antonio Ramatis Fernandes Rodrigues; Investment and Construction Officer: Caio Racy Mattar; Hypermarkets Operating Officer: Sylvia de Souza Leão Wanderley; Regional Commercial Operating Officer: Jorge Fernando Herzog; Investor Relations Officer: Daniela Sabbag; Human Resources Officer : Claudia Elisa de Pinho Soares; and Chief Financial Officer: Enéas César Pestana Neto. The Board members also ratified the duties of the other Executive Officers, as per minutes of the Board of Directors’ Meeting held on April 30, 2008.

(e) To elect Mrs. Renata Catelan P. Rodrigues, Brazilian, married, lawyer, Identity Card (RG) no. 28.604.000 -1, Individual Taxpayer’s ID (CPF/MF) no. 284.868.918 -84, resident and domiciled in the City and State of São Paulo, at Avenida Brigadeiro Luís Antonio, nº 3.172 for the position of Executive Secretary of the Company’s Board of Directors, pursuant to Article 17 of the Company’s Bylaws, who shall be responsible for organizing, promoting and guiding the meetings of the Board of Directors, assisting the Chairman in his duties, as well as to prepare the minutes of the Board of Directors’ and its Committees’ meetings, and to oversee the corporate governance updating model, in accordance with market best practices.

APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned to draw up these minutes. After the meeting was resumed, these minutes were read, approved and signed by all in attendance. São Paulo, May 13, 2009. Chairman – Abilio dos Santos Diniz; Secretary – Renata Catelan P. Rodrigues. Attending Board Members: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Cândido Botelho Bracher, Guilherme Affonso Ferreira, Maria Silvia Bastos Marques, Fábio Schvartsman, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Jacques Edouard Marrie Charret, Jean Louis Bourgier and Antoine Marie Lazars d’Estaing.

This is a free English translation of the original instrument drawn up in the Company’s records.

Renata Catelan P. Rodrigues
Secretary

Acknowledged by the attorney: André Rizk
Brazilian Bar Association (OAB/SP) 207.927

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 14, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.